FORM 51-101F1
STATEMENT OF RESERVES DATA AND OTHER OIL AND GAS INFORMATION
ZODIAC EXPLORATION INC.
("Zodiac" or the "Company")

Zodiac did not retain an independent evaluator or auditor to perform a reserves evaluation for the year ending September 30, 2012.  Although Zodiac had no reserves as of September 30, 2012, Zodiac is engaged in the business of "oil and gas activities" (as such term is defined in the COGE Handbook) and pursuant to Section 1.3 of National Instrument Standards of Disclosure for Oil and gas Activities ("NI 51- 101"), Zodiac is required to prepare disclosure in accordance with Form 51-101F1 of NI 51-101.

PART 1 DATE OF STATEMENT

The date of this statement is November 27, 2012. The effective date of the information provided in this statement is September 30, 2012. The date of preparation of the information provided herein is Nnovember 27, 2012.

All monetary amounts set out herein are in Canadian dollars, unless otherwise stated.

PART 2 DISCLOSURE OF RESERVES DATA

As at September 30, 2012, the Company had no reserves.

PART 3 PRICING ASSUMPTIONS

Not applicable.

PART 4 RECONCILIATION OF CHANGES IN RESERVES

Not applicable.

PART 5 ADDITIONAL INFORMATION RELATING TO RESERVES DATA

Not applicable.

PART 6 OTHER OIL AND GAS INFORMATION

Item 6.1 Oil and gas properties and wells

Properties

California, USA

As of September 30, 2012, the Company controls approximately 132,000 gross acres (105,000 net acres) over various properties across Kings County, California, USA.  Zodiac is targeting multiple formations including: Whepley/Allison, Vaqueros, Kreyenhagen, Monterey and Moreno formations.   These formations are geologically stacked but are not all present or prospective on all acreage.  Certain of the acreage held is subject to earning through the drilling and paying 100% of the costs for exploration wells, they include: one well to test the Vaqueros formation (completed through drilling of companies 4-9 well spud in December 2010), one on the Hawk prospect (to be spud prior to May 31, 2013), and two wells to test acreage acquired through Panther transaction (to be spud by January 1, 2013 and January 1, 2014).

In October 2012, Zodiac entered into a definitive farmout agreement with Aera whereby Aera acquired the right to earn a 50% interest in the approximately 19,600 net acres of Zodiac lands located in Kings County, California.  See "General Development of the Business   Farmout with Aera Energy LLC" in the Company's annual information  form (the "AIF") dated November 27, 2012 in respect of the year ending September 30, 2012 filed on SEDAR at www.sedar.com.

Nova Scotia, Canada

As of September 30, 2012, the Company has earned an approximate 13% interest or approximately 69,000 net acres in the Windsor Basin onshore Nova Scotia.  The primary focus is the gas shales of the Horton Group although additional play types, both conventional and unconventional, are expected to be identified as exploration occurs.    The Nova Scotia property is currently being reclaimed and no further activity is planned.  Zodiac’s share of such reclamation costs are estimated to be less than $200,000.

Wells

The following table sets forth the number and status of wells in which Zodiac had a working interest as at September 30, 2012.
	Oil Wells				Natural Gas Wells
	Producing		Non-Producing (1)		Producing		Non-Producing (1)
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
California, USA	-	-	1.0	1.0	-	-	-	-
Nova Scotia, Canada	-	-	-	-	-	-	5.0	1.0
Total	-	-	2.0	1.8	-	-	5.0	1.0

Notes:

(1)	All of Zodiac's wells are located onshore in California and Nova Scotia. No reserves have been attributed to any of the wells and none of the wells are currently capable of production.

Item 6.2 Properties with no attributed reserves

The following table summarizes the gross and net acres of the unproved properties, effective September 30, 2012, in which Zodiac has a working interest and also the number of net acres for which Zodiac's rights to explore, develop or explore will, absent further action, expire within one year.
			Net Acres Expiring
	Gross Acres	Net Acres	Within One Year
California, USA	132,000	86,000	2,230
Nova Scotia, Canada	512,000	69,000	0
Total	644,000	155,000	2,230

Note:

(1)	Zodiac expects that rights to explore, develop and/or exploit 3,003 gross (2,230 net) acres of its undeveloped land holdings will expire by September 30, 2013 although Zodiac plans to renew leases, drill or submit applications to continue selected portions of the above acreage. These acres do not include acreage which may be lost if Zodiac does not complete its earn-in provisions as noted in the following paragraph.

(2)	Certain portions of Zodiac’s acreage are subject to earn-in provisions. In the prospect referred to as the Jaguar prospect the Company was required to conduct a seismic program (acquired in fall of 2009), and pay 100% of the costs to drill one test well on the Jaguar Prospect by January 1, 2011 (which test well was spud December 25, 2010). Adjacent to the Jaguar Prospect is what Zodiac has designated the Hawk Prospect with earning requirements affecting (Gross acres 7,000, Net acres 3,900), where Zodiac may complete its earning requirements by spudding a well by May 31, 2013. In January 2011 Zodiac acquired acreage in the Panther prospect with earning requirements affecting (Gross acres 21,500, Net acres 16,000), which requires the Company to drill one well by January 1, 2013 to earn approximately half the subject acreage and an additional well by January 1, 2014 to earn the remaining half of the acreage. Other than as already disclosed, there are no other material work commitments associated with Zodiac’s properties.

Item 6.2.1 Significant factors or uncertainties relevant to properties with no attributed reserves

The development of properties with no attributed reserves can be affected by a number of factors including, but not limited to, project economics, forecasted price assumptions, cost estimates and access to infrastructure. These and other factors could lead to the delay or the acceleration of projects related to these properties.

Item 6.3 Forward Contracts

The Company had no forward sales contracts in place at September 30, 2012.

Item 6.4 Additional information concerning abandonment and reclamation costs

Zodiac uses its internal historical costs to estimate its abandonment costs when available.  The costs are estimated on an area by area basis.  The industry's historical costs are used when available.  If representative comparisons are not readily available, an estimate is prepared based on the various regulatory abandonment requirements.  As at September 30, 2011, Zodiac had 2.8 net wells for which it expects to eventually incur abandonment and reclamation costs.

The following table sets forth Zodiac's estimated abandonment and reclamation costs as of September 30, 2012:
	Abandonment and Reclamation Costs ($000’s)

	Abandonment and
	Reclamation Costs	Abandonment and Reclamation costs
Year	(Undiscounted)	(Discounted at 10%)
2013	331	310
2014	-	-
2015	-	-
2016	-	-
2017	-	-
Thereafter	405	61
Total	736	371

Note:

(1)	The abandonment liability set out above is associated with the estimated liability to abandon and reclaim the wells drilled by Zodiac's partner in Nova Scotia, the associated disposal ponds and the wells drilled in California by Zodiac.

Zodiac expects to pay $331,000 in the next three financial years in respect of its abandonment and reclamation costs.

Item 6.5 Tax horizon

The Company does not anticipate having taxes payable for the year ending September 30, 2013.  The Company's projects are in the preproduction stage of development and capitalized costs to date will be available for deduction for income tax purposes. The Company does not expect to be taxable in the foreseeable future.

Item 6.6 Costs incurred

The following table summarizes capital expenditures related to the Company's oil and gas activities for the year ended September 30, 2012 (000’s):

Unproven properties

Property acquisition costs:	$3,830
Exploration Costs:	$73
Development Costs:	$9,425
Total:	$13,328

Item 6.7 Exploration and development activities

The following table sets forth the gross and net exploratory and development wells in which Zodiac participated in the year ending September 30, 2012:

	Exploratory Wells		Development Wells
	Gross	Net	Gross	Net

Natural Gas	-	-	-	-
Oil	1	0.8	-	-
Service	-	-	-	-
Stratigraphic Test	-	-	-	-
Dry	-	-	-	-
Total	1	0.8	-	-

See the footnotes to the table under "Other Oil and Gas Information   Oil and Gas Properties and Wells - Wells" and "Description of the Business and Operations   Exploration and Development Strategy"  in the AIF for a description of Zodiac's current and likely exploration and development activities.

Item 6.8 Production estimates

Not applicable.

Item 6.9 Production history

The Company had no production during the financial year ended September 30, 2012, other than incidental production generated pursuant to drilling and testing activities.